SCHNEIDER WEINBERGER & BEILLY LLP

                                Attorneys-at-Law

                    2200 Corporate Boulevard, N.W., Suite 210
                         Boca Raton, Florida 33431-7307

                                                                     Telephone
James M. Schneider, P.A.                                          (561) 362-9595
Steven I. Weinberger, P.A.                                           Facsimile
Roxanne K. Beilly, P.A.                                           (561) 362-9612

                                  May 05, 2005

VIA EDGAR

United States Securities and Exchange
       Commission

450 Fifth Street, NW
Washington, D.C. 20549
Att:     Pamela Long, Assistant Director

         RE:      LIFESTREAM TECHNOLOGIES, INC.
                  AMENDMENT NO. 2 TO FORM SB-2 FILED APRIL 12, 2005 FILE NO. 333-121991

Gentlemen:

         We are counsel to Lifestream Technologies, Inc. Reference is made to amendment no. 2 to the registration statement on Form SB-2 filed by Lifestream Technologies, Inc. (the "Company") on April 12, 2005 (the "Registration Statement"), and the Staff's comments under cover of its letter dated April 19, 2005.

         Concurrently with the filing of this letter, the Company has filed amendment no. 3 to the Registration Statement ("Amendment No. 3"). Amendment No. 3 includes updated disclosure, including in response to the Staff's comments. The following numbered responses correspond to the Staff's numbered comments in its April 19, 2005 letter.

         In response to the Staff's comments, we have been requested to advise you as follows:

FORM SB-2
---------

Consumer Marketplace - Page 12
------------------------------

         1. The prospectus has been revised to clarify that the Company's product:

     |X| Does not measure the individual components of a complete lipoprotein profile [i.e., LDL (bad), HDL (good) and triglycerides];

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United States Securities and
  Exchange Commission
May 05, 2005
Page 2 of 3


     |X| Is not intended as a substitute for NCEP recommended regular (every five years) and periodic testing of the individual components of a complete lipoprotein profile by a physician;
     |X| Measures total cholesterol levels, which the NCEP states is a good indicator of LDL (bad) cholesterol levels based on studies performed (see page 24 of the pdf file of the "Third Report of the National Cholesterol Education Program (NCEP) Expert Panel on Detection, Evaluation, and Treatment of High Blood Cholesterol in Adults (Adult Treatment Panel III, or ATP III))" at www.nhlbi.nih.gove/guidelines/cholesterol/atp3_rpt.htm;
     |X| Assists in self-monitoring of cholesterol levels, as recommended by the NCEP, which has been proven to increase adherence to one's cholesterol lowering program (see page 222 of the pdf file).

         We note that the NCEP does not clarify or make a recommendation as to whether self-monitoring should be based on total cholesterol levels or LDL levels.

FINANCIAL STATEMENTS - PAGE F-1
-------------------------------

Notes to Financial Statements Page F-29
---------------------------------------

Condensed Consolidated Balance Sheets
-------------------------------------

         2. The Company incorrectly classified its original issue discount as an asset rather than as a contra liability. The Company reviewed the materiality of this misclassification on the consolidated financial statements based on both the quantitative and qualitative factors, including those, including but not limited to the qualitative factors included in Staff Accounting Bulletin No. 99.

         With regard to the quantitative factors, the Company would like to clarify that not all of the deferred financing costs included on the balance sheet are related to original issue discount. The original issue discount is approximately $507,000 as of December 31, 2004, which represents 13% of total assets. The misclassification has no affect on the consolidated statement of operations.

         The Company then analyzed the qualitative factors of the misstatement and noted that the misstatement:

     |X|  Does not mask any earnings trends
     |X|  Does not hide a failure to meet analyst estimates
     |X| Does not change earnings per share or cause a net income to change to a net loss
     |X| Does not affect compliance with any loan covenants (the Company does not have any loan covenants)
     |X|  Does not change working capital or current ratios


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United States Securities and
  Exchange Commission
May 05, 2005
Page 3 of 3

     |X|  Does not affect management compensation
     |X|  Was not an intentional misstatement

         Finally, the Company does not believe the misstatement would cause a positive or negative market reaction, as it does not believe a reasonable person would view the intangible asset as a valuable asset. The asset is to be amortized to expense regardless of its classification on the balance sheet.

         Based on the combination of both the quantitative and qualitative factors above, the Company does not believe that the effect of the misstatement on the financial statements taken as a whole would have changed or influenced the judgment of a reasonable person relying on the financial statements and is therefore not deemed to be material by the Company. The Company has corrected the misstatement in its fiscal 2005 third quarter 10-QSB, which it plans to timely file on or before May 16, 2005.

OTHER MATTERS

         Amendment No. 3 also includes revisions to reflect the departure of Nikki Nessan as the Company's Vice President - Finance and the appointment of Matt Colbert to replace Ms. Nessan as Vice President - Finance and as Interim Chief Financial Officer.

         An updated and manually signed consent of the Company's independent registered public accounting firm has been filed with Amendment No. 3.

         If you have any further questions or comments, please contact us.

                                      Very truly yours,
                                      SCHNEIDER WEINBERGER & BEILLY LLP


                                      By:      /s/ Steven I. Weinberger
                                               ------------------------
                                               Steven I. Weinberger